Filed by The NASDAQ OMX Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Excerpts from the NASDAQ Stock Market, Inc. Employee Town Hall held April 27, 2011:

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Bob Greifeld:	…

Now, with respect to the transaction, it’s important to recognize that whatever I say on the transaction today, since we are, in fact, talking to shareholders, will be posted on the Web site. So that will, obviously, have an influence on how we answer some of the questions. We have a multitude of questions that have come in. Obviously, most of them are dealing with the transaction. We’ll take live questions here. But that’s, you know, the policy we have to pursue, since most, if not everybody on the call are, in fact, shareholders and we can’t treat you employee shareholders any differently than we do the general shareholder population.

So with respect to the transaction, as I’ve said publicly before, our opportunity to launch this proposal was based upon the strong execution of the business plan and our basic belief that we had the ability to bring value to our shareholders as a result of this transaction. When we look at this transaction, we are not asking our investors to believe in anything new. By that, I mean we are taking on assets and equities that we currently have great skill with, and we’re not going into any new geographies. We’re currently in Europe, and we’re currently in the U.S.

So from an execution point of view, when you look at M&A deals, they tend to increase in their risk factor as they move away from the core business and the core business, not just in terms of the business itself, but also from a geography point of view. So we’re within our defined geography, within our defined asset class, and certainly that has been well recognized by the investors.

So as I said last week, we will be clinical in our approach. This is not an emotional set of circumstances. We’re here to basically act as agents for our shareholders. We have 25 percent of our register on the board. We’re in constant contact with our other large shareholders, which are obviously encouraging us in this endeavor.

And we will take a number of progressive actions. We’ve seen us take a few – a few already. We clearly have a master plan to take us to completion. We also have a discipline in terms of what the asset is worth to us and what we’re willing to pay for the asset and that will guide us in our actions.

So with that, I will take some questions, Frank.

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Frank De Maria:	OK. As you can imagine, most of the questions – or very many of the questions are around the deal, so I’ll get straight into these. Was the acquisition of NYSE Euronext on your radar prior to its announced tie-up with the Deutsche Boerse?

Bob Greifeld:	No. It was not something that we had considered in any prior discussion. And as I said, we take great pride in our strategy group, has responsibility for understanding all assets across the globe and how they may or may not help us in our strategic mission. NYSE was not part of that evaluation. Clearly, it’s an opportunistic play, something we did not see that we really could afford to pass up, and we will play it out, and we’ll play it out aggressively.

Frank De Maria:	OK. With respect to the LSE takeover a few years ago attempt, what lesson would you say you learned from that?

Bob Greifeld:

I think the main lesson is we have to make sure that we keep this effort in a compartment and it does not impact our day-to-day life. It will demand a certain amount of time, but for most of us, not a lot of time. Clearly, I’ve spent a lot of time on it in the last number of weeks, but prospectively going forward, it just has to be one thing I do and cannot subsume my daily life, and that’s true for everybody here.

And what I said the Monday after our Friday announcement, I said, we can pay the entire firm for watching television on Friday, the day we launched the bid, and that was fair enough, but that could not be a state of being. You know we have to make sure we execute the business plan, and I cannot overemphasize how important this quarter, the second quarter will be, and the success or failure of the deal in many ways can turn how we do or how Deutsche Boerse does in this quarter and/or the third quarter.

So it would be certainly problematic for us if we lost focus on our day-to-day operation and did not deliver the quarterly results that people are expecting from us. But the key thing – and I think we’re doing a lot better than we did in LSE – is make sure it’s in a compartment and you execute on everything else you’re about.

Frank De Maria:	OK. Pursuing the NYSE Euronext deal is high-risk, high-reward. If we win, the reward is fairly obvious. If not, what is the risk to our credit rating, our stock price, and becoming a potential takeover target?

Bob Greifeld:	Right. Well, I would say the risk is not that high. One is, when you have a high-multiple stock, you live in fear of the multiple compressing. We don’t have that issue right now, so we have a low-multiple stock, and we’re certainly seeing a benefit of the transaction independent of the transaction in that we’re going to investors and we’re messaging our story. And they’re listening, right? Not that we’re saying things differently than six or nine months ago, but we clearly have great quarters to report upon and we’re getting great air time with investors.

I think that will help us. You know we have a platform for publicity with investors, and we have to take advantage of that. And the transaction, whether we would – if we don’t succeed in it, it won’t impact our credit rating in any way, shape or form.

Frank De Maria:	OK. Speaking of investors, what are they saying to you?

Bob Greifeld:	What’s that?

Frank De Maria:	Investors. What are you hearing from investors on (inaudible).

Bob Greifeld:	Well, our investors, as I said, are encouraging us in the effort. We’ve met with a wide range of them. They understand exactly the commercial logic to the transaction.

The NYSE investors, we’ve met with a great number of them, are obviously frustrated with the entrenchment or the entrenched behavior evidenced by management and the board. And, clearly, their shareholder meeting on Thursday is as interesting theater as you can find. It’ll be somewhat anti-climactic, but still I think important.

And you know we’re looking to see what level of support they get from their directors. And importantly, there’s a shareholder proposal which says that if 10 percent of the register wants to call what would be known in European contexts as an EGM, you know, a special meeting, they can do that. And we’ll see if that resolution does pass.

That resolution, if it does pass, is non-binding, then it’ll be interesting to see if the board will listen to the shareholders or act entrenched for their own interests and not, you know, put that resolution into effect.

Frank De Maria:	OK. Let’s talk about the breakup with you a little bit. Is the breakup fee that is in place with NYSE and Deutsche Boerse, is that legal in your view?

Bob Greifeld:	Yes. And it’s really – I saw the question beforehand. It’s really a U.S. question. In all their actions here, they’re stretching to the outermost legal definition of what’s acceptable as a breakup fee. So, Ron, do you know what percent it was? It was like 3.5…

Ron Hassen:	… 3.5 percent of (inaudible).

Bob Greifeld:	… 3.5 percent. So it’s a large breakup fee, we think was there to protect management, to protect the deal, certainly not there to protect shareholders, but probably legal.

Frank De Maria:	So you don’t need shareholder consent to do such a thing?

Bob Greifeld:	No.

Frank De Maria:	OK. You said the NYSE Euronext combination there are about $750 million in cost synergies. How did you arrive at that figure?

Bob Greifeld:	Right. … So I’ll make a comment, and then Ron can add. So to our credit, when you look at their cost base, so the assets we’re buying, they spend about $1.3 billion, where we spend about $820 million. So they have about $450 million to $500 million of what I’ll call management inefficiencies, right, cultural, whatever legacy, whatever it is, that we don’t have, and that’s a credit to us.

And when you look at the fact that we – all our businesses – primarily all our businesses are competitive and we’re running a 46 percent margin, and they have a monopoly asset such as Liffe and they’re running a 33 percent margin, you can certainly come to a conclusion that they’re not run in the same culture or the same fashion that we run things here.

So you’ve got $450 million to $500 million of, you know, those type of synergies. Then you have $800 million and $800 million where the overlap is quite strong, in terms of people doing the same things. … So the $800 million to $800 million, there’s some – obviously, $800 million doesn’t stay at $800 million. It’s some larger number. So you’ve got $500 million of inefficiencies. Then you take $250 million out of the $800 million you know because $250 million out of the $1.6 billion, really, and that’s how you get the $750 million.

So, Ron, do you want to…

Ron Hassen:	That’s absolutely correct. I mean, there is definitely a lot of overlap between our two businesses. We’re both in cash equities. And I think $750 million is a much – very conservative number you know.

Frank De Maria:	OK.

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Frank De Maria:	OK. Moving a little bit away from the deal to someone else’s deal or a failed deal, that is, what are your thoughts on the Australian government blocking the Singapore deal?

Bob Greifeld:	Well, one is, I would say – let me start with London and Toronto, because then you – in that situation, you have two open, Western, capitalistic societies, and that deal was carefully construed to meet each of the (NOE checkboxes). And so if that deal was blocked, I would have a major issue with it, and it would signal something with respect to protectionism and anti-globalization feel to it.

With Singapore and Australia, it’s still in that basic construct, but there are mitigating factors to the Australian decision, in that the Singapore government owns you know 23 percent of the Singapore exchange. So you know in a free market capitalistic world, you really don’t want governmental entities supporting and buying you know completely commercial environments.

So I think there’s enough smoke in there that people can defend the Australian decision. In London and Toronto, there is no smoke and you know that deal to me should be approved.

Frank De Maria:	An extension of that question, do you think there will be any successful consolidation in Asia Pacific?

Bob Greifeld:	Well you know it’s interesting what will happen in Japan and, obviously, with the – the disaster, I think, considerations of – probably on the back burner. But whether Osaka and Tokyo come together, I think, is a valid question, but we don’t see any M&A activity outside of that happening in the near or medium term.

Frank De Maria:	OK. Moving into business strategy, given the bid for the NYSE, will that impact the rollout of the BX Venture Market?

Bob Greifeld:	No. …

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Frank De Maria:	Yes. We’ve had two additional questions come in, so I’m going to – we’ve got a couple minutes, so I’m going to give them to you. How much more difficult does SEC regulation make it for NASDAQ to buy NYSE as opposed to a non-exchange?

Bob Greifeld:	It doesn’t.

Frank De Maria:	No.

Bob Greifeld:	It doesn’t, because the SEC would have to approve anybody acquiring NYSE, and you could argue that with our relationships or knowledge of how the SEC works, it would make it somewhat more direct, I wouldn’t say easier. If you’re getting into the market share concentration question, then obviously that makes it more difficult. But in terms of just knowing how the commission works, knowing what the rules of the commission, I think you know we’re in good stead that way.

Frank De Maria:	OK. Final question. Can you comment on Senator Charles Schumer’s request for details on U.S. job cuts from the potential merger?

Bob Greifeld:	I could. You know one is – the easy answer and the true answer is that, Senator, we’d love to comply with your request. It’s our desire to comply with your request. And if you can help us obtain diligence, we’ll be in a position to reply to you. And you know that’s the essence of our – our response.

And then on you know a more direct side, we have said that we would retain the floor of NYSE, and we haven’t heard that from the Germans. And they are shutting down the floor in Frankfurt, so you know what is the plan there? So in addition to pressuring us for information, Senator, you should also look to get information from the other player in the transaction.

Frank De Maria:	OK.

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Frank De Maria:	OK. All right. Two more questions. Let’s see. If successful in NYSE bid, the company’s debt level will grow by $4 billion to roughly $6 billion. Ron, you have to confirm that. With the mandate to keep the debt rating at the investment grade level and proposing to cut listing fees for the NYSE companies, how does the company intend to generate enough cash comfortably – to comfortably service this level of debt?

Ron Hassen:	Well, do you want me to do this? (Inaudible) … So you know as a combined company with NYSE, the amount of cash that’s going to be generated is large. Let’s put it that way. It’s going to be – our free cash is going to be roughly over (a billion and a half) in each individual year.

Our commitment to the rating agencies is to delever that debt as quickly as possible. Now, going out of the gate, we’re going to have a leverage ratio greater than, as I say, four times, which is very high, or should I say, non-investment-grade quality. But we’ve committed to the rating agencies that we will delever and that we will achieve our synergies within 12 months to get us under three times, which is an investment-grade-type company.

And then we’re also committing within 15 to 18 months to get us delevered to be, shall I say, below two-and-a-half times, where we could, in fact, potentially even declare dividends if we wanted to or do a share buy – a share back program again. So I think we’re fairly comfortable that the new combined company is going to generate a sufficient amount of cash to delever pretty quickly.

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Frank De Maria:	Kind of tied to all the things you’re talking about now, what is our fallback plan if we get shut out of the NYSE deal or we’re not successful?

Bob Greifeld:	It’s important for us to message that, right, Frank?

Frank De Maria:	Yes, absolutely.

Bob Greifeld:	You know and messaging – and it’s true – is that this was an opportunistic transaction. This was not part of our plan in any way, shape or form. I think people understand and believe that.

We’re in it. We’ll be in it to the end date, but it doesn’t impact any of our other operational plans. And before we launch this bid, we have to make sure that the opportunity cost in terms of what we’re doing … weren’t impacted, right?

So the – whether it be IDCG, N2EX, (NOCC), (Alpha indexes), we have to make sure that we were not impacting our business as we went down this period of time. So we’re going to launch this bid. It will be – it will – I should say we launched it already, I think, right, Ron?

Ron Hassen:	I think we did.

Bob Greifeld:	(Inaudible) so we’re going to pursue this bid. We have to keep it in a compartment. If we lose, we’re still doing what we’ve done. If we win, obviously, our life is different.

Frank De Maria:	So from a technology standpoint, wouldn’t buying NYSE be taking a step backwards?

Bob Greifeld:	It’s an opportunity for them to step forward, right? So (inaudible) so, clearly – and you know we’re not mincing words on this. We would standardize on our technology and replace the technology that they have built over the period of time.

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Frank De Maria:	OK, if we manage to pull off buying NYSE, what would be the first priority out of the gate? It’s a good question.

Bob Greifeld:	Yes. It’s a good question, and it’s – again, I’m conscious that this will be public information. I think the important thing is that you don’t try to merge cultures. You have to establish, the NASDAQ OMX culture is the culture. It’s not subject to debate. We’re not going to spend six months hemming and hawing about it.

And if you take that approaching, then clearly there will be people who will choose sooner, rather than later that this is not where they want to be, and I say that’s a good thing. So you just have to get on with it you know day one and be clear in terms of your direction.

Frank De Maria:	OK.

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Forward-Looking Statements

Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include, but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected. NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Proposed Transaction and Where to Find It:

Subject to future developments, additional documents regarding the transaction may be filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus or any other documents NASDAQ OMX, ICE and NYSE Euronext would file with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and other relevant documents filed by NYSE Euronext, ICE and/or NASDAQ OMX, without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, by directing a request to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations, in the case of NASDAQ OMX’s filings, or ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations, or by emailing a request to ir@theice.com, in the case of ICE’s filings.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation:

NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.

Additional information about the interests of potential participants will be included in the joint prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.